ROCK CITY ENERGY CORP.

September 14, 2007

VIA EDGAR

Anne Nguyen Parker, Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Re:	Rock City Energy Corp. (formerly Vallenar Holdings, Inc.) SB-2 Registration Statement File No. 333-139312 Request for Acceleration

Dear Ms. Parker:

Rock City Energy Corp. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to make the above-captioned registration statement be ordered effective at 4:30 p.m. (E.S.T.) on September 17, 2007 or as soon as practicable thereafter.

In requesting acceleration, the Company acknowledges that:

(1)       should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)       the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)       the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ROCK CITY ENERGY CORP.

By:	/s/ Richard Jeffs
Richard Jeffs, President